UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 65850/November 30, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14432

In the Matter of

	:	
SHIMING U.S., INC.,	:	ORDER MAKING FINDINGS AND
SI MEI TE FOOD LTD. (f/k/a CHINA	:	REVOKING REGISTRATION
DISCOVERY ACQUISITION CORP.),	:	BY DEFAULT
SIERRA INTERNATIONAL GROUP, INC., and	:	
SJ ELECTRONICS, INC.	:	

SUMMARY

     This Order revokes the registration of the registered securities of Respondent Si Mei Te Food Ltd. (f/k/a China Discovery Acquisition Corp) (Respondent).[1] The revocation is based on Respondent's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

     The Commission initiated this proceeding on June 21, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Respondent was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by October 14, 2011.[2] To date, it has not filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondent has failed to answer or otherwise to defend the proceeding

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[1] The proceeding has ended as to Sierra International Group, Inc., and SJ Electronics, Inc. Shiming U.S., Inc., Exchange Act Release Nos. 64979 (A.L.J. July 28, 2011), 65558 (A.L.J. Oct. 14, 2011). The other captioned Respondent, Shiming U.S., Inc., which has not yet been served with the Order Instituting Proceedings, remains in the proceeding.

[2] Respondent was served with the OIP by delivery, via UPS courier, to its registered agent in the Cayman Islands. See 17 C.F.R. § 201.141(a)(2)(iv).

within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true as to it. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f).

II. FINDINGS OF FACT

Si Mei Te Food Ltd. (f/k/a China Discovery Acquisition Corp.) (CIK No. 1388374)[3] is a Cayman Islands corporation located in He Nan Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[4] for the period ended December 31, 2008, which reported a net loss of $52,865 for the prior twelve months. As of June 2, 2011, the company's securities (symbols "CADQF" (common) and "CADWF" (warrants)) were quoted on OTC Link, had seven and six market makers, respectively, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225.

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[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Si Mei Te Food Ltd. (f/k/a China Discovery Acquisition Corp.) is REVOKED.

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Carol Fox Foelak
Administrative Law Judge